

November 16, 2023

Leonard Greene
Chief Executive Officer
Greene Concepts, Inc
13195 U.S. Highway 221 N
Marion, NC 28752

> **Re: Greene Concepts, Inc**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed October 23, 2023**
> **File No. 024-12157**

Dear Leonard Greene:

We have reviewed your amendment and have the following comment(s).

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment to Offering Statement on Form 1-A filed October 23, 2023

Cover Page

1. Please revise this section to include the all the information required under Part II - Information Required in Offering Circular of Form 1-A, including but not limited to, identifying which disclosure format is being followed for your financial statement disclosure obligations.

Description of Business
Stay Hemp 4 Life, page 23

2. We refer to your disclosure that you "acquired 100% of the membership interests of Stay Hemp 4 Life LLC as a wholly owned subsidiary of Greene Concepts, Inc. for a purchase price of $275,000.00 and a royalty of $0.04 per product sold." Please tell us when this transaction occurred and how you determined that historical financial statements for Stay Hemp 4 Life and pro forma financial statements were not required in your offering

statement pursuant to Part F/S (b)(7)(iii) and (iv) of Form 1-A.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36</u>

3.   Please revise this section to substantially expand your management's discussion and analysis to include information required by Item 9 of Form 1-A. This section should provide disclosure in the form of a discussion and analysis from management's perspective and should not merely contain factual statements about your company and its operations. Provide the discussion and analysis in a format that facilitates easy understanding and that supplements, and does not merely duplicate, disclosure already provided in the filing. The objective of the discussion and analysis is to provide material information relevant to an assessment of the financial condition and results of operations of Greene Concepts including industry specific trend information. A discussion and analysis that meets the requirements of Item 9 of Form 1-A is expected to better allow investors to view Greene Concepts from management's perspective.

<u>Consolidated Balance Sheets, page F-2</u>

4.   Your consolidated balance sheets are dated as of January 31, 2023 and January 31, 2022. However, it appears to us that your balance sheets are as of July 31, 2023 and July 31, 2022. Please revise the dates in the heading of your consolidated balance sheet as appropriate.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dale Welcome at 202-551-3865 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Eric Newlan